Exhibit (a)(5)(vi)

CAPITALIZATION

The following table sets forth as of June 30, 2009 our consolidated capitalization on an actual basis and on an as adjusted basis to give effect to the following transactions (using all of the assumptions set forth in the bullet points below and the notes to the table):

•	this offering, assuming we issue all $293.0 million aggregate principal amount of the debentures to finance a substantial portion of the purchase price of the existing debentures tendered in the tender offer;

•	the private placement of 16.4 million shares of our common stock and warrants to purchase 5.0 million shares of our common stock to Paulson for an aggregate purchase price of $77.9 million;

•	the intended tender offer, assuming that all of our existing debentures are tendered in the intended tender offer and subsequently cancelled; and

•	the required repayment of outstanding borrowings under our senior credit agreement of an amount equal to half of the net proceeds from the private placement of common stock and warrants.

The closing of the private placement of common stock and warrants is contingent upon the closing of the first series of debentures offered hereby on the first closing date, and the closing of the first series of debentures offered hereby on the first closing date is contingent upon the closing of the private placement of common stock and warrants.

This table should be read in conjunction with the information set forth under “Use of Proceeds” in this offering memorandum and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto contained in the documents incorporated by reference in this offering memorandum.

	As of June 30, 2009
	Actual	As Adjusted
	(dollars in millions)

Debt:
3.50% Convertible Debentures due 2035(1)	$293.0	$—
Unamortized discount on 3.50% Convertible Debentures due 2035(1)	(13.3)	—
7.0% Convertible Senior Debentures due 2016(2)(3)	—	293.0
Unamortized discount on 7.0% Convertible Senior Debentures due 2016(2)	—	(7.4)
Senior Credit Agreement(4)	854.6	817.8
6% Senior Health Note	125.0	125.0

Total debt	$1,259.3	$1,228.4

Shareholders’ equity:
Common stock ($.01 par value, 8,000,000,000 shares authorized);184,886,216 shares issued and outstanding on an actual basis, 201,286,216 shares issued and outstanding, on an as adjusted basis(5)(6)	$1.9	$2.0
Additional paid-in capital(3)(5)	4,108.2	4,181.8
Accumulated other comprehensive loss	(1,046.9)	(1,046.9)
Accumulated deficit(7)	(648.2)	(660.6)

Total shareholders’ equity	$2,415.0	$2,476.3

Total capitalization	$3,674.3	$3,704.7

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(1)	The assumption that all $293.0 million aggregate principal amount of our existing debentures will be tendered in the intended tender offer and subsequently cancelled is for illustration purposes only. The actual amount tendered will be determined solely by the decisions of the holders of our existing debentures as to whether to tender their existing debentures and, if so, the principal amount of the existing debentures to tender. To the extent that less than $293.0 million of the existing debentures are tendered, the existing debentures that are not tendered will remain outstanding and the aggregate principal amount of existing debentures on an adjusted basis will be increased by a dollar amount equal to the existing debentures that are not tendered.

The following summarizes the accounting effects of the assumed intended tender offer and subsequent cancellation on an as adjusted basis as if such transactions had been completed on June 30, 2009:

As Adjusted
(dollars in millions)

Aggregate principal amount of existing debentures outstanding	$293.0
Unamortized discount	(13.3)
Unamortized issuance costs	(1.5)

Book value, net of unamortized discount and issuance costs	278.2
Extinguishment of existing debentures outstanding assuming all are tendered in the intended tender offer	(293.0)
Less estimated costs incurred related to the intended tender offer:
Dealer manager fees	(2.9)
Other issuance costs	(1.1)

Loss on the extinguishment of the existing debentures that are tendered in the intended tender offer	$(18.8)

(2)	The assumption that all $293.0 million of aggregate principal amount of debentures will be issued is for illustration purposes only. The actual amount issued on the first closing date will be determined solely by the aggregate principal amount of existing debentures tendered in the intended tender offer and subsequently cancelled. To the extent that less than $293.0 million of the debentures are issued on the first closing date, the aggregate principal amount of debentures on an as adjusted basis will be reduced by a dollar amount equal to the existing debentures that that are not tendered.

The following summarizes the accounting effects of the assumed offering on an as adjusted basis as if such offering had been completed on June 30, 2009:

	As Adjusted
	(dollars in millions)

Aggregate principal amount of debentures	$293.0	*
Reduction in offering price	(1.5	)*
Initial purchaser’s discounts and commissions	(5.9)

Total proceeds from the offering of debentures	$285.6

Estimated issuance costs	$4.3	**

*	In accordance with the terms of the debentures, the offering price of each $1,000 principal amount debenture will equal $1,000 less an amount equal to 7.0% per annum of such $1,000 principal amount based on (i) the actual number of days elapsed during the period from, and including, the deposit funding date to, and excluding, the issuance date of such debenture and (ii) a 365-day year. The as adjusted amounts presented above assume that the deposit funding date occurred on October 16, 2009, which would be 28 days before the assumed issuance date of November 13, 2009 and such assumed dates are based on our current expectations with respect to the timing of the intended tender offer. The $1.5 million reduction in offering price together with the $5.9 million of initial purchaser’s discounts and commissions described above will be treated as a discount that is amortized over the term of the debentures.

**	Total issuance costs will be amortized to expense over the term of the debentures.

(3)	In accordance with generally accepted accounting principles, we are required to consider on each issuance date whether the debentures issued on such date are issued with a beneficial conversion feature. A beneficial conversion feature will exist if the debentures may be convertible into common stock at an effective conversion price (calculated by dividing the proceeds from the issuance of debentures issued on that date (per $1,000 principal amount of debentures) by the then effective conversion rate) that is lower than the market price of a share of

(footnotes continued on following page)

common stock on the date when all significant terms, including the quantity and timing of the issuance, are known. When a beneficial conversion feature exists, we are required to separately recognize the beneficial conversion feature at issuance by allocating a portion of the proceeds to the intrinsic value of that feature. The value of the beneficial conversion feature is recorded, net of taxes, as an increase to additional paid-in capital. We cannot predict the date (s) of issuance or the market price of a share of our common stock on the date(s) of issuance, and accordingly, we cannot predict whether a beneficial conversion feature will exist on such date(s) of issuance and, if so, what value(s) would be recorded.

If a beneficial conversion feature exists on the actual date(s) of issuance, a discount equal to the intrinsic value of the beneficial conversion feature will be recorded against the carrying value of the debentures. Such discount will be amortized from the actual date(s) of issuance to the stated maturity date of the debentures using the effective interest method. Accordingly, the interest expense we recognize related to the debentures will be dependent upon whether a beneficial conversion feature exists on the actual date(s) of issuance and the amount by which the market price(s) of our common stock exceeds the effective conversion price on such actual date(s) of issuance.

The following summarizes the accounting effects with respect to the beneficial conversion feature on the assumed date of issuance of the debentures of November 13, 2009, assuming an effective conversion price of $5.31 and the issuance of the entire $293.0 million aggregate principal balance on such date, based on various assumed market prices of a share of our common stock (dollars in millions, except assumed market prices per share):

Assumed market price of a share of our common stock on assumed issuance date	$5.00	$6.00	$7.00	$8.00
Beneficial conversion feature	None	$37.0	$90.8	$144.5
Proceeds allocated to additional paid-in capital (net of tax)	None	$24.1	$59.0	$93.9
Proceeds allocated to debentures (net of unamortized discount)	$285.6	$248.6	$194.8	$141.1
Effective interest rate on the debentures	7.5%	10.0%	14.6%	21.1%

The following summarizes the accounting effects with respect to the beneficial conversion feature if the assumed date of issuance of the debentures were October 5, 2010 (the latest possible closing date), assuming an effective conversion price of $4.97 and the issuance of the entire $293.0 million aggregate principal balance on such date, based on various assumed market prices of a share of our common stock (dollars in millions, except assumed market prices per share):

Assumed market price of a share of our common stock on assumed issuance date	$5.00	$6.00	$7.00	$8.00
Beneficial conversion feature	$1.6	$55.4	$109.1	$162.9
Proceeds allocated to additional paid-in capital (net of tax)	$1.1	$36.0	$70.9	105.9
Proceeds allocated to debentures (net of unamortized discount)	$265.6	$211.8	$158.1	$104.3
Effective interest rate on the debentures	8.8%	13.0%	18.7%	27.8%

(4)	The following summarizes the accounting effects of the assumed repayment of outstanding borrowings under our senior credit agreement on an as adjusted basis as if such repayment had been completed on June 30, 2009:

As Adjusted
(dollars in millions)

Net proceeds from the private placement of common stock and warrants	$73.7
Percentage of such proceeds that will be used to repay outstanding borrowings under our senior credit agreement	50%

Repayment of outstanding borrowings under our senior credit agreement	$36.8

Unamortized debt issuance costs related to extinguished borrowings under our senior credit agreement (recognized as a loss on extinguishment of debt)	$0.2

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(5)	The following summarizes the accounting effects of the assumed private placement of common stock and warrants on an as adjusted basis as if such private placement had occurred on June 30, 2009:

As Adjusted
(dollars in millions)

Proceeds from the private placement of stock and warrants	$77.9
Financial advisory fees in connection with the private placement	(3.1)
Estimated expenses	(1.1)

Net proceeds from the private placement of common stock and warrants	$73.7

Net proceeds from the private placement of common stock and warrants allocated to:
Common stock	$0.1
Additional paid-in capital	73.6

Total	$73.7

(6)	The number of outstanding shares of our common stock on an actual and as adjusted basis excludes (i) 682,500 shares of restricted stock issued but not yet vested under our Amended and Restated Long-Term Incentive Plan; (b) the shares of our common stock issuable upon conversion of the existing debentures; (c) the 53.8 million shares of our common stock issuable upon conversion of the debentures; and (d) the 5.0 million shares of our common stock issuable upon exercise of the warrants being issued in the private placement of common stock and warrants.
(7)	The accumulated deficit on as adjusted basis reflects the recognition of: (i) a $12.2 million after-tax loss on the assumed extinguishment of all $293.0 million aggregate principal amount of the existing debentures that are tendered in the intended tender offer and (ii) a $0.2 million after-tax loss related to the writedown of deferred issuance costs associated with the assumed repayment of certain outstanding borrowings under our senior credit agreement.

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